FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of December

                                  HSBC Bank PLC

                    8 Canada Square, London, E14 5HQ, England


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F... X    Form 40-F... ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes...         No....X ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                    82-........................   ]


                         HSBC BANK (UK) PENSION SCHEME

HSBC Holdings plc on 22 December 2005 has subscribed for an additional GBP700 million of ordinary share capital in HSBC Bank plc in support of the injection by HSBC Bank plc on the same day of GBP1 billion into its defined benefit pension scheme, the HSBC Bank (UK) Pension Scheme, which closed to new members in July 1996.

HSBC is committed to ensuring that its pension schemes are properly supported and has taken this action to demonstrate that commitment.

Note to editors:

HSBC Holdings plc

HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from more than 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HSBC Bank plc



                                By:
                                Name:   N S Black
                                Title:  Assistant secretary



Dated: 23 December 2005